UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES COMMISSIONING A NEW OUT-OF-FURNACE STEEL PROCESSING EQUIPMENT
AT CHELYABINSK METALLURGICAL PLANT
Moscow, Russia – July 16, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces commissioning the out-of-furnace steel processing equipment within the first stage of the arc-furnace melting shop #6 upgrade at Chelyabinsk Metallurgical Plant (CMP).
The official commissioning of the ladle furnace No. 2 (LF-2) and the vacuum degasser was attended by Mikhail Yurevich, Chelyabinsk Region Governor, Sergei
Komyakov, First Deputy Governor, Vladimir Myakush, Chairman of the Legislative
Assembly of Chelyabinsk Region, Boris Vidgof, First Vice Chairman of Chelyabinsk
City Duma, Ugo Tozo, Vice President of Danieli and other guests.
Mechel OAO was represented by Igor Zyuzin, Mechel OAO’s Chairman of Board of
Directors, Andrei Deineko, Chief Executive Officer of Mechel Steel Management
OOO and Sergei Malyshev, Managing Director of CMP.
The commissioned equipment at the arc-furnace melting shop #6 includes the LF
No.2 for out-of-furnace steel processing and a vacuum tank degasser for molten metal degassing. Thus, at the arc-furnace melting shop #6 a full complex of modern high-technology equipment for out-of-furnace steel processing is commenced. The steel produced at the out-of-furnace processing unit is casted into billets at continuous-casting machine. The new LF-2 allows significant improvement of the casted steel quality. The vacuum degasser with the appropriate infrastructure would allow CMP to extend a range of steel grades manufactured at the arc-furnace melting shop #6, save costs at this processing stage and improve quality of finished rolled products. The annual designed capacity of LP-2 is as high as 1.2 million tonnes, and the vacuum degasser is expected to process up to 650 thousand tonnes of steel per annum.
The project has been implemented within the reconstruction of the arc-furnace melting shop #6. In addition to the out-of-furnace steel processing equipment the project  also includes reconstruction of the continuous casting machine #2 which is nearly completed and a large complex of environmental protection measures. Thus, the new out-of-furnace steel processing equipment is supported with effective gas purifying system. The continuous casting machine No.2 gas purifier will be modernized as well.
“The arc-furnace melting shop #6 is being reequipped in order to increase output of concasted slabs up to 1.2 million tonnes per year which are used for production of high quality flat products. Also the project’s implementation would allow us to further enlarge the range of steel grades and products manufactured by CMP. Additionally introduction of the new complex would allow us to increase overall production efficiency of our steel segment due to decrease in consumption of raw materials and power. The equipment of the arc-furnace melting shop #6 matches the best examples of the world stainless steel producing plants. The new equipment ensures increasing quality of our products and would allow us to increase output of plates and rolls of corrosion-resistant steel grades after reconstruction of our rolling facilities to compete with the leading European producers”, noted Andrei Deineko, Chief Executive Officer of
Mechel Steel Management OOO.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 16, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO